                                                                   EXHIBIT 12(b)

                               XEROX CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                            Three months ended                     Year ended
                                 March 31,                        December 31,
(In millions)                 1999     1998       1998     1997       1996      1995      1994
                             ------------------------------------------------------------------
Fixed charges:
 Interest expense            $  206    $  177    $  748    $  617    $  592    $  603    $  520
 Rental expense                  35        28       145       140       140       142       170
                             ------------------------------------------------------------------
Total fixed charges
 before capitalized
 interest and preferred
 stock dividends of
 subsidiaries                   241       205       893       757       732       745       690
Preferred stock dividends
 of subsidiaries                 14        14        55        50        --        --        --
Capitalized interest             --        --        --        --        --        --         2
                             ------------------------------------------------------------------
  Total fixed charges          $255      $219      $948      $807      $732      $745      $692
                             ==================================================================

Earnings available for
 fixed charges:
 Earnings**                  $  504      $459    $  837    $2,268    $2,067    $1,980    $1,602
 Less undistributed
  income in minority
  owned companies               (10)       (9)      (27)      (84)      (84)      (90)      (54)
 Add fixed charges before
  capitalized interest
  and preferred stock
  dividends of
  subsidiaries                  241       205       893       757       732       745       690
                            -------------------------------------------------------------------
 Total earnings
  available for
  fixed charges                $735      $655    $1,703    $2,941    $2,715    $2,635    $2,238
                             ==================================================================
Ratio of earnings to
 fixed charges(1)(2)           2.88      2.99      1.80*     3.64      3.71      3.54      3.23
                             ==================================================================

(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest and preferred stock dividends of subsidiaries, by total fixed charges. Fixed charges consist of interest, including capitalized interest and preferred stock dividends of subsidiaries, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent paydowns. Discontinued operations consist of the Company's Insurance, Other Financial Services, and Third Party Financing and Real Estate businesses.

(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

  * Excluding the effects of the charges recorded in connection with the 1998 restructuring plan, the ratio of earnings to fixed charges would be 3.55.

 ** Sum of "Income before Income Taxes, Equity Income and Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."